Exhibit 99.1

Aurora Completes Major Expansion of European EU-GMP Manufacturing Facility, More Than Doubling Expected Annual Flower Output

NASDAQ | TSX: ACB

•	Multi-million-dollar investment results in increased domestic production capacity in Germany, more than doubling expected annual flower output.
•	Enhanced facility adopts Aurora's proven cultivation practices and proprietary genetics to support consistent, high-quality production.
•	Expanded EU-GMP manufacturing capacity reinforces Aurora's ability to deliver compliant, high-quality products across European markets as demand increases.

EDMONTON, AB, Oct. 8, 2026 /CNW/ - Aurora Cannabis Inc. (TSX: ACB) (NASDAQ: ACB), the leading Canadian-based global medical cannabis company, today announced the completion of a major expansion of its facility in Leuna, Germany. The expansion project establishes the Leuna facility as a manufacturing site of excellence, incorporating proven cultivation and post-harvest practices from Aurora's Canadian operations alongside the company's proprietary genetics and product catalogue. The expanded facility has increased cultivation capacity while improving product quality, consistency and operational efficiency, strengthening the facility's role in serving Aurora's growth in Europe.

Aurora Completes Major Expansion of European EU-GMP Manufacturing Facility, More Than Doubling Expected Annual Flower Output.

To commemorate the site's transformation and expanded role in Aurora's global EU-GMP manufacturing network, the facility has been renamed Aurora Horizon, a name selected by the local team, reflective of their pride and optimism for the facility's future.

"The completion of our Leuna facility transformation is an important milestone for Aurora and reinforces our commitment to serving patients in our fastest-growing markets, including Germany, where we are proud to be a domestic manufacturer," said Alex Miller, EVP, Operations and Supply Chain at Aurora. "Now known as Aurora Horizon, the EU GMP-licensed facility strengthens our ability to serve patients in Germany, while advancing our broader European growth strategy. By bringing Aurora's proven cultivation and operational expertise and industry-leading genetics to Leuna, we have significantly advanced the site and our ability to drive growth in the region."

The expanded facility has recently been granted an expanded EU-GMP license for the newly built areas of the site, issued by the State Office for Social Affairs, Youth and Health of Saxony-Anhalt, and will support dynamic job creation within the local vicinity.

The transformation of Aurora Horizon involved implementing the company's world-class cultivation practices and methodologies, including lighting, irrigation, harvesting, and post-harvest processes, to ensure consistent and high-quality output. Aurora Horizon has successfully adopted Aurora's leading proprietary genetics from the company's global R&D facility, Aurora Coast in British Columbia, Canada. As a result, the facility is already meeting the high-performance thresholds of other sites within Aurora's network. The additional capacity is expected to help Aurora meet growing demand for high-quality medical cannabis in Germany and across European markets, while improving supply chain resilience and operational efficiency. As one of only three in country producers, we are uniquely positioned to continue to contribute with cultivation and manufacturing job creation in the Saxony-Anhalt region.

About Aurora Cannabis Inc.

Aurora is Opening the World to Cannabis™, serving both the medical and consumer markets across Canada, Europe, Australia and New Zealand. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company's adult-use brand portfolio includes Drift®, San Raf®, Daily Special™, Tasty's™, Being® and Greybeard®. Medical cannabis brands include MedReleaf®, CanniMed®, Aurora® and Whistler Medical Marijuana Corporation®, as well as international brands, Pedanios®, IndiMed™ and CraftPlant™. Aurora also has a controlling interest in Bevo Farms Ltd., North America's leading supplier of propagated agricultural plants. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities laws ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements and information about the completed expansion of the Company's EU-GMP certified facility in Germany and related benefits including, but not limited to, increased cultivation capacity, product quality, consistency, supply chain resilience, operational efficiency and local job creation; expectations for the annual flower output from that facility to more than double; the Company's ability to deliver compliant, high-quality products across European markets as demand increases; future growth opportunities in Europe and particularly in Germany; and statements regarding the Company's ability to drive and participate in growth in European markets.

These forward-looking statements are only predictions. Forward-looking information or statements contained in this news release have been developed based on the Company and its management's good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company's business and operations in the future. Forward-looking information and statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including, among other things, assumptions about: development costs remaining consistent with budgets; the ability to manage anticipated and unanticipated costs; access to favorable equity and debt capital markets; the ability to raise sufficient capital to advance the business of the Company; favorable operating and economic conditions; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labour stability; stability in financial and capital goods markets; favorable production levels and costs from the Company's operations; the pricing of various cannabis products; the level of demand for cannabis products; the availability of third-party service providers and other inputs for the Company's operations; and the Company's ability to conduct operations in a safe, efficient, and effective manner. The Company does not give any assurance that the assumptions on which forward-looking information or statements are based will prove to be correct, or that the Company's business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company's control. Such forward-looking statements are estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion to revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crisis, and other risks as set out under the heading "Risk Factors" in the Company's annual information form dated June 10, 2026 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR+ at www.sedarplus.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities laws.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler | VP, Communications & PR | media@auroramj.com; For Investors: ICR, Inc. | aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:05e 08-OCT-26